UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ReNew Energy Global plc

(Name of Issuer)

ReNew Global Class A Shares, Nominal Value $0.0001 Per Share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

With a copy to:

Nallini Puri and Sarah Lewis

2 London Wall Place

London

EC2Y 5AU

+44 20 7614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1.	Names of Reporting Persons The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person HC-CO

(1) Based on 269,099,498 Class A Shares (“Class A Shares”) of ReNew Energy Global plc (the “Issuer”) outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person BD-PN-IA

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Wyvern Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.36
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.36
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.36
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.36
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.36
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.36
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Offshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.30
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.30
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.30
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Offshore Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.30
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.30
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.30
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.10
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.10
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.10
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Advisors VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.10
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.10
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.10
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman, Sachs Management GP GMBH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Offshore Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person CO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street Opportunity Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.01
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.01
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.01
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.11
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.11
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.11
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Broad Street Energy Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.21
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.21
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.21
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore Holding-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.02
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.02
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.02
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0.07
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0.07
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0.07
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person OO

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person PN

(1) Based on 269,099,498 Class A Shares outstanding as of October 12, 2022, as reported by the Issuer in the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3, as filed with the SEC on October 13, 2022.

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on September 2, 2021, as amended on December 10, 2021, February 14, 2022, February 17, 2022, February 23, 2022, March 25, 2022, September 26, 2022, September 30, 2022 and as further amended on March 3, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the GS Reporting Persons.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule II-B in its entirety and replacing it with Schedule II-B attached.

Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D to delete the paragraphs after the seventh paragraph under “Sales of Shares” in their entirety and replace them with the following:

On March 8, 2023, pursuant to a sale and purchase agreement dated March 2, 2023, by and between CPPIB and GSW (the “Fourth Sale and Purchase Agreement”), GSW sold 55,958,780 Class C Depositary Receipts representing 55,958,780 Class C Shares to CPPIB in a privately negotiated transaction (the “Fourth Sale and Purchase” and, together with the First Sale and Purchase, the Second Sale and Purchase and the Third Sale and Purchase, the “Sales and Purchases”) at a purchase price of $4.80 per Class C Depositary Receipt. The Class C Shares represented by the Class C Depositary Receipts that GSW sold to CPPIB pursuant to the Fourth Sale and Purchase Agreement were not automatically re-designated as Class A Shares upon the transfer to CPPIB. CPPIB and GSW agreed that the Fourth Sale and Purchase, as well as any disposal by GSW of the single Class A Share held by GSW, shall not be subject to the Standstill and the Right of First Refusal under the Third Sale and Purchase Agreement.

Following completion of the Shelf Sales and the Sales and Purchases described above, GSW ceased to beneficially own any Class C Shares and retains one Class A Share.

References to and descriptions of the Business Combination Agreement, Registration Rights, Coordination and Put Option Agreement, Shareholders Agreement, the First Sale and Purchase Agreement, the Second Sale and Purchase Agreement, the Third Sale and Purchase Agreement and the Fourth Sale and Purchase Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the such agreements, which have been filed as Exhibits hereto and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

This Amendment amends Item 5 of the Original Schedule 13D to delete the first, second and third paragraphs in their entirety and replace them with the following:

Following completion of the Fourth Sale and Purchase described in Item 4 above, none of the GS Reporting Persons has beneficial ownership of Class C Shares.

See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Class A Shares and the percentage of Class A Shares beneficially owned by each of the GS Reporting Persons following completion of the Fourth Sale and Purchase described in Item 4 above. See rows (7) through (10) of the cover pages to this Amendment for the number of Class A Shares as to which each GS Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition following completion of the Fourth Sale and Purchase described in Item 4 above.

Following completion of the Fourth Sale and Purchase described in Item 4 above none of the GS Reporting Persons has beneficial ownership of more than five percent of the outstanding shares of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Business Combination Agreement, dated as of February 24, 2021, as it may be amended from time to time, by and among the Issuer, RMG II, the RMG II Representative, Merger Sub, ReNew India and the Major Shareholders (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D).

99.2	Shareholders Agreement, dated as August 23, 2021, by and among the Issuer and each Shareholders Agreement Investor (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).

99.3	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Significant Shareholders, the Founder Investors and ReNew India (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 2, 2021, by and among the GS Reporting Persons (incorporated herein by reference to Exhibit 99.4 to the Original Schedule 13D).

99.5	Power of Attorney, relating to The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 99.5 to the Original Schedule 13D).

99.6	Power of Attorney, relating to Goldman, Sachs & Co. LLC (incorporated herein by reference to Exhibit 99.6 to the Original Schedule 13D).

99.7	Power of Attorney, relating to GS Wyvern Holdings Limited (incorporated herein by reference to Exhibit 99.7 to the Original Schedule 13D).

99.8	Power of Attorney, relating to GS Capital Partners VI Fund, L.P. (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).

99.9	Power of Attorney, relating to GSCP VI Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.9 to the Original Schedule 13D).

99.10	Power of Attorney, relating to GS Capital Partners VI Offshore Fund, L.P. (incorporated herein by reference to Exhibit 99.10 to the Original Schedule 13D).

99.11	Power of Attorney, relating to GSCP VI Offshore Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.11 to the Original Schedule 13D).

99.12	Power of Attorney, relating to GS Capital Partners VI Parallel, L.P. (incorporated herein by reference to Exhibit 99.12 to the Original Schedule 13D).

99.13	Power of Attorney, relating to GS Advisors VI, L.L.C. (incorporated herein by reference to Exhibit 99.13 to the Original Schedule 13D).

99.14	Power of Attorney, relating to GS Capital Partners VI GmbH & Co. KG (incorporated herein by reference to Exhibit 99.14 to the Original Schedule 13D).

99.15	Power of Attorney, relating to Goldman, Sachs Management GP GmbH (incorporated herein by reference to Exhibit 99.15 to the Original Schedule 13D).

99.16	Power of Attorney, relating to MBD 2011 Holdings, L.P. (incorporated herein by reference to Exhibit 99.16 to the Original Schedule 13D).

99.17	Power of Attorney, relating to Bridge Street 2011, L.P. (incorporated herein by reference to Exhibit 99.17 to the Original Schedule 13D).

99.18	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.18 to the Original Schedule 13D).

99.19	Power of Attorney, relating to Bridge Street 2011 Offshore, L.P. (incorporated herein by reference to Exhibit 99.19 to the Original Schedule 13D).

99.20	Power of Attorney, relating to MBD 2011 Offshore Advisors, Inc. (incorporated herein by reference to Exhibit 99.20 to the Original Schedule 13D).

99.21	Power of Attorney, relating to West Street Energy Partners, L.P. (incorporated herein by reference to Exhibit 99.21 to the Original Schedule 13D).

99.22	Power of Attorney, relating to West Street Energy Partners Offshore Holding-B, L.P. (incorporated herein by reference to Exhibit 99.22 to the Original Schedule 13D).

99.23	Power of Attorney, relating to West Street Energy Partners Offshore, L.P. (incorporated herein by reference to Exhibit 99.23 to the Original Schedule 13D).

99.24	Power of Attorney, relating to Broad Street Energy Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.24 to the Original Schedule 13D).

99.25	Power of Attorney, relating to MBD 2013, L.P. (incorporated herein by reference to Exhibit 99.25 to the Original Schedule 13D).

99.26	Power of Attorney, relating to MBD 2013 Offshore, L.P. (incorporated herein by reference to Exhibit 99.26 to the Original Schedule 13D).

99.27	Power of Attorney, relating to MBD Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.27 to the Original Schedule 13D).

99.28	Sale and Purchase Agreement dated as of February 11, 2022, by and between CPPIB and GSW (incorporated by reference to Exhibit 99.28 to the Original 13D).

99.29	Sale and Purchase Agreement dated as of February 16, 2022 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.29 to the Original 13D).

99.30	Sale and Purchase Agreement dated as of September 23, 2022 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.30 to the Original 13D).

99.31	Sale and Purchase Agreement dated as of March 2, 2023 by and between CPPIB and GSW (incorporated by reference to Exhibit 99.31 to the Original 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GOLDMAN, SACHS & CO. L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS WYVERN HOLDINGS LIMITED

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

MBD 2011 HOLDINGS, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BRIDGE STREET 2011 OFFSHORE, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

MBD 2011 OFFSHORE ADVISORS, INC.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BRIDGE STREET 2011, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BRIDGE STREET OPPORTUNITY ADVISORS, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE HOLDING-B, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BROAD STREET ENERGY ADVISORS, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

MBD 2013, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

MBD 2013 OFFSHORE, L.P.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

MBD ADVISORS, L.L.C.

By: /s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

SCHEDULE II-B

The name, position and present principal occupation of each executive officer and director of (i) GSW, (ii) GSCP VI Advisors, the sole general partner of GS Capital Partners VI, (iii) GSCP VI Offshore Advisors, the sole general partner of GS Capital Partners VI Offshore Fund, (iv) GS Advisors VI, the sole general partner of GS Capital Partners VI Parallel, (v) Goldman Sachs Management GP, the sole general partner of GS Capital Partners VI GmbH, (vi) MBD 2011 Offshore Advisors, the sole general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, (vii) Bridge Street Opportunity Advisors, the sole general partner of Bridge Street 2011, (viii) Broad Street Energy Advisors, the sole general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore and (ix) MBD Advisors, the sole general partner of MBD 2013 and MBD 2013 Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby, Christopher Nelson, Clayton Wilmer, Michael Watts, Cristina Zertuche Wong and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford, Tucker Greene and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618. The business address of Ryan Kaplan is 10100 Santa Monica Blvd, Los Angeles, CA 90067. The business address of Michael Bruun is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of York Shin Lim Voon Kee, Chan Quet Yew Chan Hon Sen and Teddy Lo Seen Chong is Intercontinental Trust Limited, Level 3, Alexander House, 35 Cybercity, Ebene 72201, Mauritius. The business address of Takuma Higuchi is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Harsh Nanda is a citizen of India; David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada; Michael Bruun is a citizen of Denmark; York Shin Lim Voon Kee and Chan Quet Yew Chan Hon Sen are citizens of the Republic of Mauritius; Takuma Higuchi is a citizen of Japan; and Teddy Lo Seen Chong is a citizen of the Republic of Mauritius and Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andre Alfaro	Vice President	Managing Director of Goldman Sachs & Co. LLC
Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC
Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Nora Creedon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tucker Greene	Vice President	Managing Director of Goldman Sachs & Co. LLC
Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vivek Kagzi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Kaplan	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Lohr	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joonsung Park	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Yarojin Robinson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mallika Sinha	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kevin Sterling	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cristina Zertuche Wong	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Managing Director of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Carrie Gannon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Mehling	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Schramm	Managing Director	Managing Director of Goldman Sachs International
Michael Bruun	Managing Director	Managing Director of Goldman Sachs International
Takuma Higuchi	Vice President	Vice President of Goldman Sachs Japan Co., Ltd.
York Shin Lim Voon Kee	Chief Executive Officer	Chief Executive Officer of Intercontinental Trust Ltd.
Teddy Lo Seen Chong	Finance Director	Finance Director of Intercontinental Trust Ltd.
Chan Quet Yew Chan Hon Sen	Partner	Partner of Andersen (Mauritius) Ltd.